SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BMC Stock Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05591B109

(CUSIP Number)

Christopher Shackelton/Adam Gray 105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 2 of 9

1.	Names of reporting persons.

Coliseum Capital Management, LLC

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐(b) ☒

3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

Delaware

7.	Sole voting power

Number of shares beneficially owned by each reporting person with

0

8.	Shared voting power

4,869,925

9.	Sole dispositive power

0

10.	Shared dispositive power

4,869,925

11.	Aggregate amount beneficially owned by each reporting person

4,869,925

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐

13.	Percent of class represented by amount in Row (11)

7.3%

14.	Type of reporting person (see instructions) IA

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 3 of 9

1.	Names of reporting persons.

Coliseum Capital, LLC

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐(b) ☒

3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

Delaware

7.	Sole voting power

Number of shares beneficially owned by each reporting person with

0

8.	Shared voting power

3,645,397

9.	Sole dispositive power

0

10.	Shared dispositive power

3,645,397

11.	Aggregate amount beneficially owned by each reporting person

3,645,397

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐

13.	Percent of class represented by amount in Row (11)

5.5%

14.	Type of reporting person (see instructions) OO

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 4 of 9

1.	Names of reporting persons.

Coliseum Capital Partners, L.P.

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐(b) ☒

3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

Delaware

7.	Sole voting power

Number of shares beneficially owned by each reporting person with

0

8.	Shared voting power

3,645,397

9.	Sole dispositive power

0

10.	Shared dispositive power

3,645,397

11.	Aggregate amount beneficially owned by each reporting person

3,645,397

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐

13.	Percent of class represented by amount in Row (11)

5.5%

14.	Type of reporting person (see instructions) PN

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 5 of 9

1.	Names of reporting persons.

Adam Gray

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐(b) ☒

3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

United States

7.	Sole voting power

Number of shares beneficially owned by each reporting person with

0

8.	Shared voting power

4,869,925

9.	Sole dispositive power

0

10.	Shared dispositive power

4,869,925

11.	Aggregate amount beneficially owned by each reporting person

4,869,925

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐

13.	Percent of class represented by amount in Row (11)

7.3%

14.	Type of reporting person (see instructions) IN

LEGAL_US_E # 147466800.3

1.	Names of reporting persons.

Christopher Shackelton

2.	Check the appropriate box if a member of a group (see instructions)

(a) ☐(b) ☒

3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or place of organization

United States

7.	Sole voting power

Number of shares beneficially owned by each reporting person with

0

8.	Shared voting power

4,869,925

9.	Sole dispositive power

0

10.	Shared dispositive power

4,869,925

11.	Aggregate amount beneficially owned by each reporting person

4,869,925

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐

13.	Percent of class represented by amount in Row (11)

7.3%

14.	Type of reporting person (see instructions) IN

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 7 of 9

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to BMC Stock Holdings, Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);
•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);
•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);
•	Adam Gray (“Gray”); and
•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$14,534,323.20
Separate Account	Working Capital	$4,711,414.69

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 66,809,594 shares of Common Stock outstanding as of February 26, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

(c)

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	3/17/2020	408,649	$15.0119	$14.75 - $15.30
Separate Account	Open Market Purchase	3/17/2020	131,819	$15.0119	$14.75 - $15.30
CCP	Open Market Purchase	3/18/2020	76,951	$14.8757	$14.26 - $15.25
Separate Account	Open Market Purchase	3/18/2020	25,327	$14.8757	$14.26 - $15.25
CCP	Open Market Purchase	3/19/2020	18,962	$16.1776	$16.05 - $16.30
Separate Account	Open Market Purchase	3/19/2020	6,038	$16.1776	$16.05 - $16.30
CCP	Open Market Purchase	3/20/2020	410,977	$16.1216	$15.68 - $16.40

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CUSIP No. 05591B109	13D/A No. 1	Page 8 of 9

Separate Account	Open Market Purchase	3/20/2020	133,685	$16.1216	$15.68 - $16.40
CCP	Open Market Purchase	3/23/2020	21,556	$14.9684	$14.81 - $15.24
Separate Account	Open Market Purchase	3/23/2020	6,875	$14.9684	$14.81 - $15.24

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

LEGAL_US_E # 147466800.3

CUSIP No. 05591B109	13D/A No. 1	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 24, 2020

COLISEUM CAPITAL MANAGEMENT, LLCCHRISTOPHER SHACKELTON

By:  /s/ Chivonne CassarBy:  /s/ Chivonne Cassar

Chivonne Cassar, Attorney-in-factChivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLCADAM GRAY

By:  /s/ Chivonne Cassar By:  /s/ Chivonne Cassar

Chivonne Cassar, Attorney-in-factChivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By: Coliseum Capital, LLC, General Partner By:  /s/ Chivonne Cassar

Chivonne Cassar, Attorney-in-fact

LEGAL_US_E # 147466800.3